FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

RELATED OPERATIONS BETWEEN PARTIES

Buenos Aires, June 27th 2023

Messrs.

Securities and Exchange Commission

RE: RELEVANTE EVENT. RELATED OPERATIONS BETWEEN PARTIES.

With due consideration:

I hereby address you in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform that the Board of Directors resolved, at its meeting held today, to approve possible investment operations to its related part Banco Bilbao Vizcaya Argentaria S.A. The Audit Committee is in favor of such operation, considered generic and comprehensive for all transactions carried out since the date of the Committee’s report, which concluded that there were no objections to be raised in this respect and that they could be deemed reasonably adequate to usual and normal market conditions. The documentation relating to this approval shall be available to the shareholders, in Córdoba Avenue 111, Floor 24, Legal Services (Attn. Dr. Eduardo González Correas, from 10 to 15 hrs.)

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Market Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 27, 2023	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer